August 11, 2025

Fred Aslan, M.D.
President and Chief Executive Officer
Artiva Biotherapeutics, Inc.
5505 Morehouse Drive, Suite 100
San Diego, CA 92121

       Re: Artiva Biotherapeutics, Inc.
           Registration Statement on Form S-3
           Filed August 6, 2025
           File No. 333-289325
Dear Fred Aslan M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Carlos Ramirez, Esq.